SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            SCHEDULE 13D


              Under the Securities Exchange Act of 1934


                    Mid-Continent Bancshares, Inc.
            	          (Name of Issuer)

        	Common Stock, Par Value $.10 Per Share
	           (Title of Class of Securities)

                    	  5952 82104000
                	  (CUSIP Number)

           	       Michael D. Michaelis
                     	    President
	           Emprise Financial Corporation
 	               211 North Broadway
	             Wichita, Kansas 67201-0247
	                  (316) 383-4349

	                   Copies to:

	                William M. Schutte
 	      Polsinelli, White, Vardeman & Shalton
	         700 W. 47th Street, Suite 1000
	        Kansas City, Missouri  64112-1802
	                 (816) 753-1000
	       (Name, Address and Telephone Number
	         of Person Authorized to Receive
	          Notices and Communications)

	                  June 5, 1997
	(Date of Event which Requires Filing of this Statement)

1)	Name of Reporting Person:  Emprise Financial Corporation
	("EFC")
 	S.S. or I.R.S. Identification Nos. of Above Person:
 		48-1005424

2) 	Check the Appropriate Box if a Member of a Group

	(a) XXXX
	(b)

3)

4) 	Source of Funds

 	WC

5) 	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)

	 None

6) 	Citizenship or Place of Organization:  Kansas

7) 	Sole Voting Power	116,500

8) 	Shared Voting Power	N.A.

9) 	Sole Disposition Power	116,500

10) 	Shared Disposition Power	N.A.

11) 	Aggregate Amount
 	Beneficially Owned	116,500

12) 	N.A.

13) 	Percentage of Class	5.8%

14) 	Type of Reporting Person:	HC



 (Inside Cover Page)

1)	Name of Reporting Person:  Michael D. Michaelis("Michaelis")
	S.S. or I.R.S. Identification Nos. of Above Person:
		###-##-####

2)	Check the Appropriate Box if a Member of a Group

	(a) XXXX
	(b)

3)

4)	Source of Funds

	 PF

5)	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)

	 None

6) 	Citizenship or Place of Organization:  USA

7) 	Sole Voting Power	3,500

8) 	Shared Voting Power	N/A

9) 	Sole Disposition Power	3,500

10) 	Shared Disposition Power	N.A.

11) 	Aggregate Amount
 	Beneficially Owned	3,500

12) 	N.A.

13) 	Percentage of Class	.20%

14) 	Type of Reporting Person:	IN




 (Inside Cover Page)

1) 	Name of Reporting Person:  The Michaelis Group consisting of
	Emprise Financial Corporation ("EFC") and Michael D.
	Michaelis
	S.S. or I.R.S. Identification Nos. of Above Person:
 	Not Applicable

2) 	Check the Appropriate Box if a Member of a Group
	(a) XXXX
	(b)

3)

4) 	Source of Funds

 	Not Applicable

5) 	Check if Disclosure of Legal Proceedings if Required
	Pursuant to Items 2(d) or 2(e)

 	None

6) 	Citizenship or Place of Organization:	Not Applicable

7) 	Sole Voting Power	120,000<F1>

8) 	Shared Voting Power	N.A.

9) 	Sole Disposition Power	120,000<F1>

10) 	Shared Disposition Power	N.A.

11) 	Aggregate Amount	120,000
 	Beneficially Owned

12) 	N.A.

13) 	Percentage of Class	6%

14) 	Type of Reporting Person	OO



<F1>	Such power arises as a result of the power that each member of
	the Michaelis Group has, individually, to vote or dispose of his or its shares.

(Inside Cover Page)

Item 1. 	Security and Issuer.

 	This Statement relates to the common stock, $.10 par value ("Common Stock"), of Mid-Continent Bancshares, Inc., ("Issuer"),
124 West Central, El Dorado, Kansas 67042.


Item 2. 	Identity and Background.

 	This Statement is filed by a group of persons (the
"Michaelis Group") which has no principal business or principal business address. The members of the Michaelis Group are as follows:

	(a) 	Michael D. Michaelis ("Michaelis") is President of
		Emprise Financial Corporation.

	(b)	Emprise Financial Corporation.

	Emprise Financial Corporation ("EFC") is a Kansas corporation engaged in the business of operating a multi-bank holding company with five banks having a total of 23 banking locations in Kansas. The principal executive offices are located at 211 North Broadway, Wichita, Kansas 67201-0247.

	The names, business addresses and principal occupation and employments of EFC's executive officers and directors are set forth below all of whom are citizens of the United States:

 Name				Principal Occupation or Employment

 A. Michaelis, Jr.			Chairman
 Michael D. Michaelis			President
 T. Veatch				Sr. Vice President and Chief
			 		Financial Officer

	The principal business address of each of the individuals listed above is 211 North Broadway, Wichita, Kansas 67201-0247.

	During the last five years neither EFC nor any of its executive officers and directors have been convicted in a criminal proceeding during the last five years. During the last five years neither EFC nor any of its executive officers and directors have been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws during the last five years.

	Although no written agreement or other understanding with respect to the sharers of Common Stock exist among them, EFC and Michaelis may be deemed to be members of a "group" within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 and are hereinafter referred to as the "Reporting Persons".


Item 3. 	Source and Amount of Funds or Other Consideration.

	Each of the shares of Common Stock to which this Statement relates were purchased for cash using either the (i) personal funds of Michaelis or (ii) the working capital of EFC, as applicable.


Item 4. 	Purpose of Transaction.

	Each of the shares of Common Stock to which this Statement relates were acquired by the Reporting Persons for the purpose of investment. In the future, any of the Reporting Persons may decide to purchase additional shares of the Common Stock or other securities of the Issuer or may decide to sell any or all of the securities of the Issuer now or hereafter owned.

	Except as set forth in this Schedule, to the best of Reporting Persons' knowledge, no person identified in Item 2, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of the instructions for Item 4 of Schedule 13D. The Reporting Persons reserve the right to exercise any and all rights they may have as stockholders of the Issuer in a manner consistent with their own best interests.


Item 5. 	Interest in Securities of Issuer.

	The aggregate number and percentage of Common Stock of the Issuer beneficially owned by the Reporting Persons are set forth in the responses to questions 7, 8, 9, 10, 11 and 13 on the inside cover page. Such information is incorporated herein by reference. Michaelis disclaims beneficial ownership of the Common Stock owned directly by EFC. Conversely, EFC disclaims beneficial ownership of the Common Stock owned directly by Michaelis.

	To the best of the Reporting Persons' knowledge, no person identified in Item 2 to the Schedule beneficially owns any Common
Stock, except as described in this Schedule.

	Except as reported herein, no transaction in the Common Stock has been effected by the Reporting Persons or, to the best of their knowledge, by any person identified in Item 2 to this Schedule during the past 60 days from the date of this Schedule.

 	The following purchases of Common Stock were effected during the past 60 days: April 15, 1997, 10,000 shares at $25.625; April 24, 1997 40,000 shares at $25.8125; April 25, 1997 11,000 shares at $25.8125; and June 5, 1997, 25,000 shares at $25.8125.

	All of the above shares were purchased by EFC in the over-the-counter market.


Item 6. 	Contracts, Arrangements, Understandings or
		Relationships With Respect to Securities of the Issuer.

	None


Item 7. 	Material to be Filed as Exhibits.

	None

SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


				June 13, 1997


				EMPIRE FINANCIAL CORPORATION


				By:________________________________
				   Michael D. Michaelis,
				   President


				___________________________________
				MICHAEL D. MICHAELIS